                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         COMPLETE WELLNESS CENTERS, INC.
                                (Name of Issuer)


                   Common Stock, par value $.0001665 per share
                        (Title of Class and Securities)
                                  20452H4-10-3
                     (CUSIP Number of Class of Securities)


                               Joseph Raymond, Jr.
                             4074 Scarlet Iris Place
                           Winter Park, Florida 32792
                                 (407) 678-6300
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                           50 Charles Lindbergh Blvd.
                            Uniondale, New York 11553
                                 (516) 222-0888

                                February 26, 1999
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP No. 20452H4-10-3            13D                         Page 2 of 12 Pages

1.       NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON:   RVR Consulting Group, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:        (a)  |X|
                                                                   (b)  |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida

                 NUMBER OF             7.      SOLE VOTING POWER: - 0 -
                  SHARES
               BENEFICIALLY            8.      SHARED VOTING POWER: 313,400
                 OWNED BY
                   EACH                9.      SOLE DISPOSITIVE POWER:  - 0 -
                REPORTING
               PERSON WITH             10.     SHARED DISPOSITIVE POWER: 313,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON: 313,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Persons filing this Schedule 13D and the other persons who own certain securities of the Issuer). See Items 5 and 6.

14.      TYPE OF REPORTING PERSON: CO


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CUSIP No. 20452H4-10-3            13D                         Page 3 of 12 Pages

1.       NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON:   Joseph Raymond, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:           (a)  |X|
                                                                      (b)  |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                   WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

                 NUMBER OF             7.      SOLE VOTING POWER: - 0 -
                  SHARES
               BENEFICIALLY            8.      SHARED VOTING POWER: 313,400
                 OWNED BY
                   EACH                9.      SOLE DISPOSITIVE POWER:  - 0 -
                REPORTING
               PERSON WITH             10.     SHARED DISPOSITIVE POWER: 313,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON: 313,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                   |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Persons filing this Schedule 13D and the other persons who own certain securities of the Issuer). See Items 5 and 6.

14.      TYPE OF REPORTING PERSON: IN



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CUSIP No. 20452H4-10-3              13D                       Page 4 of 12 Pages

1.       NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON:   Sergio Vallejo

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)  |X|
                                                                     (b)  |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

                 NUMBER OF             7.      SOLE VOTING POWER: - 0 -
                  SHARES
               BENEFICIALLY            8.      SHARED VOTING POWER: 313,400
                 OWNED BY
                   EACH                9.      SOLE DISPOSITIVE POWER:  - 0 -
                REPORTING
               PERSON WITH             10.     SHARED DISPOSITIVE POWER: 313,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON: 313,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                  |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Persons filing this Schedule 13D and the other persons who own certain securities of the Issuer). See Items 5 and 6.

14.      TYPE OF REPORTING PERSON: IN



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
CUSIP No. 20452H4-10-3             13D                        Page 5 of 12 Pages

1.       NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON:   Joseph Raymond, Sr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)  |X|
                                                                     (b)  |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

                 NUMBER OF             7.      SOLE VOTING POWER: - 0 -
                  SHARES
               BENEFICIALLY            8.      SHARED VOTING POWER: 313,400
                 OWNED BY
                   EACH                9.      SOLE DISPOSITIVE POWER:  - 0 -
                REPORTING
               PERSON WITH             10.     SHARED DISPOSITIVE POWER: 313,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON: 313,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                  |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Persons filing this Schedule 13D and the other persons who own certain securities of the Issuer). See Items 5 and 6.

14.      TYPE OF REPORTING PERSON: IN



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CUSIP No. 20452H4-10-3              13D                       Page 6 of 12 Pages

Item 1.    Security and Issuer.

           This statement relates to the shares of common stock, par value $.0001665 per share (the "Common Stock"), of Complete Wellness Centers, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 725 Independence Avenue, Washington, D.C.
20003.

Item 2.    Identity and Background.

           (a) This statement is being filed by (i) RVR Consulting Group, Inc., a corporation organized under the laws of the State of Florida ("RVR"), (ii) Joseph Raymond, Jr., (iii) Sergio Vallejo, and (iv) Joseph Raymond, Sr. (the individuals and entity referred to above, collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

           (b) The principal business and office address for the Reporting Persons is c/o RVR Consulting Group, Inc., 4074 Scarlet Iris Place, Winter Park, Florida 32792.

           (c) RVR is a Florida corporation. The principal business of RVR is business consulting.

                  Joseph Raymond, Jr. is President, Treasurer and a shareholder of RVR. Mr. Raymond's principal occupation is Chief Executive Officer of the Company. The principal business of the Company is the management and operation of integrated health care practices and its address is 725 Independence Avenue, Washington, D.C.

                  Sergio Vallejo is a Vice President, Secretary and a shareholder of RVR. Mr. Vallejo is a partner in Jones Wilson Vallejo, P.A., a partnership which engages in the practice of dentistry. The address of Jones Wilson Vallejo P.A. is 4335 Highland Park Boulevard, Lakeland, Florida 33813.

                  Joseph Raymond, Sr. is a Vice President and a shareholder of RVR. Mr. Raymond's principal occupation is Chairman and Chief Executive Officer of Stratus Services Group, Inc. ("Stratus"). The principal business of Stratus is the provision of temporary employment services and its address is 500 Craig Road, Suite 201, Manalapan, New Jersey 07726.

           (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Raymond, Mr. Vallejo and Mr. Raymond are United States citizens.

CUSIP No. 20452H4-10-3               13D                      Page 7 of 12 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

           Pursuant to that certain stock purchase agreement dated as of February 26, 1999 (the "Stock Purchase Agreement") by and among RVR, Imprimis Investors LLC ("Imprimis") and Wexford Spectrum Investors LLC ("Wexford"), RVR acquired from Imprimis and Wexford 10,969 shares of senior convertible preferred stock, par value $.01 per share (the "Preferred Stock"), of the Company.
See Item 6 for information concerning the terms of the Preferred Stock.

           To acquire the Preferred Stock, RVR made an initial payment to Imprimis and Wexford of $250,000 on February 26, 1999 and will make additional payments to Imprimis and Wexford consisting of six (6) equal monthly installments of $41,666.67 commencing on May 1, 1999, with the final monthly installment due and payable on October 1, 1999. The funds used by RVR to make such initial payment and such additional payments, as the case may be, came from or will come from the working capital of RVR.

Item 4.    Purpose of Transaction.

           RVR, Imprimis and Wexford entered into the Stock Purchase Agreement, pursuant to which Wexford and Imprimis agreed to sell an aggregate of 10,969 shares of the Preferred Stock to RVR for a purchase price of $500,000.

           The Stock Purchase Agreement provides that, if the Company is delisted from NASDAQ on or prior to June 30, 1999 because of its failure to meet the minimum tangible net worth test, RVR may, within ten (10) business days of notification of such delisting, elect to demand a refund of all prior installment payments paid to Wexford and Imprimis, and RVR's obligation to make further installment payments will terminate. RVR will reconvey (the "Reconveyance") to Wexford and Imprimis 50% of the shares of Preferred Stock that it purchased upon receiving the refund payments. Wexford and Imprimis will not be obligated to refund the initial $250,000 payment.

           Wexford and Imprimis have agreed not to convert into Common Stock or sell their remaining Preferred Stock without the consent of RVR. However, Wexford and Imprimis may convert into Common Stock or sell (i) 10,969 shares of Preferred Stock beginning twenty-four (24) months after the date of the sale to RVR; (ii) an additional 10,969 shares of Preferred Stock thirty-six (36) months after the date of the sale to RVR (or 13,711 in the event of a Reconveyance); and (iii) an additional 10,969 shares of Preferred Stock forty-eight (48) months after the date of the sale to RVR (or 13,711 in the event of a Reconveyance).

           The Stock Purchase Agreement provides that if RVR engages in a transaction involving the shares of Preferred Stock that it purchased from Wexford and Imprimis, including a sale of such

CUSIP No. 20452H4-10-3               13D                      Page 8 of 12 Pages

shares, Wexford and Imprimis will have the right to participate in the transaction on a pro rata basis based on their remaining aggregate 98,718 shares of Preferred Stock.

           Wexford and Imprimis also assigned to RVR all of their non-economic rights (the "Rights") associated with their ownership of the Preferred Stock, including the right to designate a majority of the Board of Directors of the Company. RVR has agreed to designate one individual specified by Wexford and Imprimis to the Company's Board.

           RVR intends to exercise the Rights to designate a majority of the Board of Directors of the Company. Such exercise of the Rights will result in a change in control of the Company.

           Upon the earlier of (i) five years from the date of the sale to RVR or (ii) the date on which the closing price for the Company's Common Stock has equaled or exceeded ten ($10.00) for twenty (20) consecutive trading days, RVR will reassign to Wexford and Imprimis the Rights and the Preferred Stock will cease to be subject to restrictions on transfer.

           The Stock Purchase Agreement also provides that Wexford and Imprimis will restructure and extend the payment terms of loans in an aggregate principal amount of $475,000 to the Company.

           Except as described above, the Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or the Preferred Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock or the Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.    Interest in Securities of the Issuer.

           The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below. Such percentages have been calculated using information obtained from the Company's quarterly report on Form 10-QSB for the period ended September 30, 1998, on the basis of 2,416,635 shares of Common Stock issued and outstanding on September 30, 1998 and based on an assumed 3,133,914 shares of Common Stock issuable upon conversion of the Preferred Stock (the "Issuable Common Stock") at an assumed conversion price of $1.75 per share of Common Stock which are issuable to the Reporting Persons filing this Schedule 13D and to Wexford and Imprimis.

CUSIP No. 20452H4-10-3                13D                     Page 9 of 12 Pages

           A.     RVR Consulting Group, Inc.

                      (a) Aggregate number of shares of Common Stock beneficially owned: 313,400 (all of which is attributable to the Preferred Stock) Percentage: 5.6%

                      (b)  1. Sole power to vote or to direct the vote: - 0 -
                           2. Shared power to vote or to direct the vote:
                              313,400
                           3. Sole power to dispose or to direct the
                              disposition: - 0 -
                           4. Shared power to dispose or to direct the
                              disposition: 313,400

                      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by RVR during the past 60 days.

                      (d)  Not applicable.

                      (e)  Not applicable.

           B.     Joseph Raymond, Jr.

                      (a) Aggregate number of shares of Common Stock beneficially owned: 313,400 (all of which is attributable to the Preferred Stock) Percentage: 5.6%

                      (b)  1. Sole power to vote or to direct the vote: - 0 -
                           2. Shared power to vote or to direct the vote:
                              313,400
                           3. Sole power to dispose or to direct the
                              disposition: - 0 -
                           4. Shared power to dispose or to direct the
                              disposition: 313,400

                      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Raymond during the past 60 days.

                      (d)  Not applicable.

                      (e)  Not applicable.

           C.     Sergio Vallejo

                      (a) Aggregate number of shares of Common Stock beneficially owned: 313,400 (all of which is attributable to the Preferred Stock) Percentage: 5.6%


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CUSIP No. 20452H4-10-3               13D                     Page 10 of 12 Pages

                      (b)  1. Sole power to vote or to direct the vote: - 0 -
                           2. Shared power to vote or to direct the vote:
                              313,400
                           3. Sole power to dispose or to direct the
                              disposition: - 0 -
                           4. Shared power to dispose or to direct the
                              disposition: 313,400

                      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Vallejo during the past 60 days.

                      (d)  Not applicable.

                      (e)  Not applicable.

           D.     Joseph Raymond, Sr.

                      (a) Aggregate number of shares of Common Stock beneficially owned: 313,400 (all of which is attributable to the Preferred Stock) Percentage: 5.6%

                      (b)  1. Sole power to vote or to direct the vote: - 0 -
                           2. Shared power to vote or to direct the vote:
                              313,400
                           3. Sole power to dispose or to direct the
                              disposition: - 0 -
                           4. Shared power to dispose or to direct the
                              disposition: 313,400

                      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Raymond during the past 60 days.

                      (d)  Not applicable.

                      (e)  Not applicable.

           Each of Joseph Raymond, Jr., Sergio Vallejo and Joseph Raymond, Sr. may, by reason of his status as a controlling person of RVR, be deemed to own beneficially the Common Stock of which RVR possesses beneficial ownership.

           Each of Joseph Raymond, Jr., Sergio Vallejo, Joseph Raymond, Sr. and RVR shares the power to vote and to dispose of the shares of Common Stock RVR beneficially owns.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           See Items 2, 3, 4, and 5 above.

CUSIP No. 20452H4-10-3                  13D                  Page 11 of 12 Pages

           The rights of holders of the Preferred Stock are set forth in the certificate of designation of the Company which designates the rights, powers and preferences of the Preferred Stock (the "Certificate of Designation"). The Preferred Stock ranks prior to the Common Stock or any other class of stock of the Company, has an initial aggregate Liquidation Preference (as defined below) of fifty ($50.00) Dollars per share and provides for the payment of quarterly dividends. Dividends accruing through December 31, 2000 will be payable at a per annum rate of eight (8%) percent of the Liquidation Preference if payable in cash or a per annum rate of ten (10%) percent of the Liquidation Preference if payable in additional shares of Preferred Stock. Dividends accruing after December 31, 2000 will be payable at a per annum rate of twelve (12%) percent of the Liquidation Preference. "Liquidation Preference" is fifty ($50.00) Dollars per share (or proportionate amount thereof in the case of any fractional shares of Preferred Stock) plus an amount equal to all dividends (whether or not earned or declared) accumulated and unpaid on the shares of Preferred Stock to the date of final distribution, such determination to be made, in the event that dividends remain unpaid as to one or more dividend payment dates, by deeming the amount of any dividend not paid on the relevant dividend payment date as having been added to the stated amount of the underlying share as of such dividend payment date.

           At the option of the holder thereof and upon surrender thereof for conversion to the Company at its corporate headquarters at any time on or after January 3, 1999 or, should the Company fail to receive the required shareholder approval on or prior to August 31, 1998, on or after August 31, 1998, each share of Preferred Stock will be convertible into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the (x) Liquidation Preference of such shares determined as of the date of conversion by
(y) the lower of $1.75 and seventy-five (75%) percent of the Current Market Price Per Share (as defined below) determined as of the trading day immediately prior to the date of conversion. The "Current Market Price Per Share" of Common Stock at any date shall be deemed to be before the day in question. The closing sale price for each day shall be reported by the NASDAQ Stock Market or as reported by any successor central market system. The conversion rate is subject to adjustment as per the Certificate of Designation.

           The shares of Preferred Stock are optionally redeemable in whole but not in part on or before January 3, 1999. The price for the redemption is the Liquidation Preference for the shares being redeemed determined as if the date of final distribution were the date on which the payment of the redemption price is made and as if the dividends thereon shall have accrued thereon at a rate of twelve (12%) percent per annum since the last dividend payment date on which dividends were paid.

           The Stock Purchase Agreement and the Certificate of Designation have been filed as exhibits to this Schedule 13D and are hereby incorporated by reference.

           Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and

CUSIP No. 20452H4-10-3                13D                    Page 12 of 12 Pages

any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

           Exhibit I --    Stock Purchase Agreement dated as of February 26,
                           1999, with Exhibits

           Exhibit II --   Certificate of Designation, Preferences and
                           Rights of the Senior Convertible Preferred Stock
                           ($.01 Par Value) of Complete Wellness Centers, Inc., filed with the Secretary of State of Delaware on July
                           2, 1998.


                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     March 12, 1999

                               RVR CONSULTING GROUP, INC.

                               By:/s/Joseph Raymond, Jr.
                               Name:    Joseph Raymond, Jr.
                               Title:   President


                               /s/Joseph Raymond, Jr.
                               Joseph Raymond, Jr.


                               /s/Sergio Vallejo
                               Sergio Vallejo


                               /s/Joseph Raymond, Sr.
                               Joseph Raymond, Sr.